UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-CEN

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Insys Therapeutics, Inc.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

410 S. Benson Lane

(Address of Principal Executive Office (Street and Number))

Chandler, AZ 85224

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Insys Therapeutics, Inc. (the “Company”) has determined that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (the “Form 10-Q”) in a timely manner and that it does not expect to be able to file the Form 10-Q within the five-day extension permitted by the rules of the United States Securities and Exchange Commission (the “SEC”). As reported in the Company’s Current Report on Form 8-K filed with the SEC on June 10, 2019, the Company and its subsidiaries (collectively, the “Debtors”) filed voluntary petitions (and the cases commenced thereby, the “Chapter 11 Cases”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) on June 10, 2019, and on such date filed a motion seeking approval from the Bankruptcy Court to sell substantially all of their assets in accordance with Section 363 of the Bankruptcy Code (“Section 363”). Due to the demands associated with the bankruptcy filing and related activities, including the proposed asset sales under Section 363, the Company has been unable to complete the preparation of the Form 10-Q.

As disclosed by the Company in a Form 8-K filed with the SEC on August 8, 2019  (1) on August 5, 2019, the Company entered into an Asset Purchase Agreement with Hikma Pharmaceuticals USA Inc. (“Hikma”), pursuant to which the Company agreed to sell, transfer and assign to Hikma, pursuant to Section 363, the Company’s naloxone 8mg unit-dose nasal spray and epinephrine 7mg and 8.5mg unit-dose nasal spray products and related equipment and other assets and (2) on August 6, 2019, the Company entered into an Asset Purchase Agreement with Chilion Group Holdings US, Inc. (“Chilion”), pursuant to which the Company agreed to sell, transfer and assign to Chilion, pursuant to Section 363, the Company’s CBD formulations across current pre-clinical, clinical, third-party grants and investigator initiated study activities (including any future activities or indications), THC programs of SYNDROS® oral dronabinol solution and Buprenorphine products and related equipment and other assets.  The Company cancelled its previously scheduled auctions in respect of the sale of the foregoing assets.

The potential sale of substantially all of the assets of the Company may be deemed to be a recognized subsequent event (as such term is used in FASB Accounting Standards Codification Subtopic No. 855-10-25-1, Recognized Subsequent Events) existing at the balance sheet date, therefore requiring the Company to recognize the effects of such sale in its financial statements. As a result, the Company cannot, without unreasonable effort or expense, timely file the Form 10-Q.  At this time, the Company is unable to estimate when it will be able to complete and file the Form 10-Q.

The Company cautions that trading in the Company’s securities during the pendency of the Chapter 11 Cases is highly speculative and poses substantial risks. Trading prices for the Company’s securities may bear little or no relationship to the actual recovery, if any, by holders of the Company’s securities in the Chapter 11 Cases. It is unlikely that holders of the Company’s common stock will receive any recovery on account of such securities.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andrece Housley	480	500-3127
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    ☒  Yes    ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒  Yes    ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is currently unable to complete the Form 10-Q due to the demands of the Company’s bankruptcy cases and the proposed Section 363 asset sales, which would have a material impact on its financial statements and related disclosures. As such, the Company cannot at this time estimate what significant changes will be reflected in its second quarter 2019 results of operations compared to its second quarter 2018 results of operations.

This Form 12b-25 includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “intend” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these identifying words.  All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors, which could include risks and uncertainties relating to the Company’s ability to successfully complete the sale of substantially all of its assets. Please also refer to the “Risk Factors” set forth in the Company’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q filed with the SEC as well as other risk factors describing the significant risks associated with the Chapter 11 Cases filed as Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 8, 2019.

Insys Therapeutics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 8, 2019	By	/s/ Andrece Housley, CFO

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).